EXHIBIT 8.1

                                Graubard Miller

                             The Chrysler Building
                              405 Lexington Avenue
                           New York, N.Y. 10174-1901
                                  212-818-8800

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                                 August 4, 2005

Chardan China Acquisition Corp
625 Broadway, Suite 1111
San Diego, California 92101

      Re:   Merger into BVI corporation and
              purchase of stock of Origin
              ---------------------------

Dear Sirs:

      We have acted as counsel to Chardan China Acquisition Corp.( "Chardan"), a corporation organized under the laws of the state of Delaware, in connection with its proposed merger with and into its wholly owned subsidiary Origin Agritech Limited (Agritech"), a British Virgin Islands corporation, and the purchase by Agritech of all the outstanding stock of State Harvest Holdings Limited ("Origin"), a British Virgin Islands corporation for a combination of cash and shares of common stock of Agritech. You have requested our opinion in connection with the federal income tax consequences of these transactions.

                                      FACTS

      The relevant facts are set forth in the Registration Statement No. 333-124709 originally filed with the Securities and Exchange Commission on May 6,2005 (the "Registration Statement"), the Plan of Reincorporation and Redomestication Merger and the Stock Purchase Agreement. For purposes of this opinion we have assumed and rely upon the truth and accuracy of the facts as set forth in the aforesaid documents.

      Chardan was organized December 5, 2003 to effect a business combination with an operating business that is based in China. Its assets consist of cash in a trust account. Under the Plan of Reincorporation and Redomestication Merger ("Plan"), if approved by the Chardan stockholders, Chardan will merge with and into its wholly owned subsidiary Agritech for purposes of redomestication of the company to the British Virgin Islands. Each share of the 4,900,000 shares of common stock of Chardan will automatically convert into one share of common stock of Agritech.

      The Stock Purchase Agreement, if approved by the Chardan stockholders, provides for Agritech to acquire all the outstanding common stock of Origin in consideration of $10,000,000 in cash and issuance of 10,000,000 shares of Agritech, common stock with provision made for issuance of additional cash and common stock if certain goals are achieved. Chardan will not consummate the merger and redomestication unless the Stock Purchase Agreement is also approved. Similarly, the Redomestication Merger will not take place if the Stock Purchase Agreement is not approved. Immediately after consummation of the Stock Purchase Agreement, if no holder of shares of Chardan common stock demands that Chardan convert these shares into a pro rata portion of the trust account, Chardan stockholders will own approximately 32.8% of Agritech's issued and outstanding shares of common stock. If one or more of Chardan's stockholders vote against the stock purchase proposal and demand that Chardan convert their shares into a pro rata portion of the trust account, then Chardan's stockholders will own less than approximately 32.8% of Agritech's issued and outstanding shares of common stock. The stockholders of Origin will own the balance of approximately 67.2% of Agritech's issued and outstanding shares of common stock.

      Origin owns four operating companies which operate businesses that are based in China and which develop, produce, distribute and market hybrid food crop seeds to the Chinese agriculture industry. Following consummation of the Stock Purchase Agreement, Agritech will be managed by the current management of Origin.

Chardan China Acquisition Corp.
Page 3
August 4, 2005


                                     DISCUSSION OF LAW

      A. Inversion Provisions of 2004 Tax Act
         Not Applicable

      Under the provisions introduced into the Internal Revenue Code of 1986 ("Code") by the recently enacted American Jobs Creation Act of 2004 ("2004 Act"), a United States corporation will continue to be so classified and will be subject to United States taxation on all of its income if a United States corporation reincorporates itself into a foreign jurisdiction entity and there is at least 60 to 80 percent stock ownership in the foreign corporation by the former stockholders of the United States corporation. Sections 7874 (a) and (b) of the Code, as added by the 2004 Act, provides that a foreign corporation shall be treated as a domestic corporation if: pursuant to a plan (or series of related transactions)- (i) a [foreign corporation] completes the direct or indirect acquisition of substantially all of the properties held ...by a domestic corporation ....(ii) after the acquisition at least 80 percent of the stock ... of the [foreign corporation] is held ...by former shareholders of the domestic corporation by reason of holding stock in the domestic corporation...and (iii) after the acquisition the expanded affiliated group which includes the [foreign corporation] does not have substantial business activities in the foreign country in which ... the [foreign corporation] is created or organized ... .

      If less than 80 percent, but at least 60 percent, of the stock of the foreign corporation is held by former shareholders of the domestic corporation, then the foreign corporation is treated as a foreign corporation, is denominated an "expatriated entity" and its taxable income for United States tax purposes for the next ten years includes corporate-level income or gain required to be recognized on the transfer of assets or license of assets, without offset for any tax attributes such as net operating losses or foreign tax credits. Code Sec. 7874(a), (d) and (e). In the words of the Senate Report accompanying the proposal to add the inversion provisions to the Code, "inversion transactions permit corporations and other entities to continue to conduct business in the same manner as they did prior to the inversion..." S. Rept. No. 108-192. Under the Chardan Plan and Stock Purchase Agreement the entire nature of the business and operations of Chardan will be altered after the inversion to a BVI corporation. The business of Chardan will change from the investment of cash to operation of active Chinese businesses. The managers of Agritech will switch to predominately Chinese managers. The majority of directors of Agritech will be Chinese. Two-thirds of the stockholders of Agritech will be Chinese.

Chardan China Acquisition Corp.
Page 4
August 4, 2005


      Although the exchange by Chardan stockholders of their Chardan stock for stock of Agritech under the proposed Plan will give them momentary 100 percent ownership of Agritech, this transaction must be immediately followed under the Stock Purchase Agreement by Agritech's purchase of the stock of Origin and the issuance of 10,000,000 shares of stock of Agritech which will result in the former stockholders of Chardan owning less than approximately 32.8% of the Agritech's stock. It has been a long established principle of federal tax law that momentary stock ownership will not be recognized where transfers are agreed to beforehand or where a transfer is an integral part of the plan of incorporation or reincorporation. See discussion and cases cited in Step Transaction Doctrine, Bittker & Eustice, Federal Income Taxation of Corporations and Shareholders, 7th ed., P. 3.09[2]. In the leading case of Manhattan Building Co., 27 T.C. 1032 (1957) (acq), the question before the court was whether under the predecessor of Code Sec. 351 the former stockholders of a corporation owned at least 80% of the stock of the new corporation immediately after acquiring assets. The court determined that fleetingly owning 100% of the stock was insufficient as less than 80% was owned when the plan for acquiring the property was fully consummated pursuant to mutually interdependent transactions. The court held as follows:

      The test is, were the steps taken so interdependent that the legal relations created by one transaction would have been fruitless without a completion of the series...In the present case when the transfer of assets to Auto-Lite occurred on July 17, 1922, Miniger was under a binding contract to deliver the bonds and 75,000 shares of stock to the underwriters and to return 49,000 shares to the corporation....Miniger could not have completed the purchase of the assets, without the cash supplied by the underwriters and could not have had the cash except in exchange for the bonds and stock and could not have secured the bonds and stock except for the assets. After the exchange Miniger had ... than 80 percent, of the voting stock. At no time did he have the right to hold more....27 T.C. at 1042.

      In similar fashion, because the Plan of Reincorporation and the Stock Purchase Agreement are integral parts of a preconceived plan for the issuance of approximately 62.5% of the Agritech stock to the new foreign stockholders in return for the stock of Origin, the retention tests under Code Sec. 7874 requiring ownership of at least 60 to 80% by the original United States corporation stockholders to be treated as an inversion transaction are not met. In the words of the Manhattan Building Co. case, "the steps taken [were] so interdependent that the legal relations created by one transaction would have been fruitless without a completion of the series." 27 T.C. at 1042.

      B. Merger of Chardan into
         Agritech is Tax-free

Chardan China Acquisition Corp.
Page 5
August 4, 2005


      Essentially, the proposed Plan of Reincorporation and Stock Purchase Agreement will effect the exchange of the stock of an American corporation for the stock of a foreign corporation, the stock of which is owned approximately
67.2 % by foreigners and the operations of which are to own subsidiaries which engage in the active conduct of businesses in China. This outbound stock transfer is governed by Code Sec. 367 and the regulations issued thereunder. Pursuant to Treasury Regulations Sec.1.367(a)-3(c) no gain or loss will be recognized on the exchange of the Chardan common stock held by Chardan's stockholders for stock of Agritech if: (1) U.S. stockholders do not receive more than 50 percent of the foreign acquiror's stock in the exchange; (2) the directors, officers and 5-percent shareholders of the U.S. transferor corporation do not control the foreign acquirer; (3) the foreign acquirer, or any 80-percent owned subsidiary, has been engaged for the past three years in an active trade or business outside the United States; (4) the U.S. shareholder of the U.S. corporation exchanging stock owns less than 5 percent of the foreign acquiror's stock; and (5) the U.S. corporation attaches to its U.S. income tax return for the year of transfer a statement in the form set forth in the regulations.

      The proposed Plan and Stock Purchase Agreement are intended to meet each of the foregoing requirements. Following consummation of the Redomestication Merger Chardan is required to file the statement set forth in Treasury Regulations Sec. 1.367(a)-(3)(6) with its 2005 U.S. income tax return. Assuming that the statements in the Registration Statement are the same on the closing date of the Redomestication Merger and that Chardan files the required statement with its 2005 U.S. income tax return, our opinion on the Federal income tax consequences of the transaction outlined above and set forth in the Registration Statement, based upon the existing provisions Code, is:

      (A) No gain or loss will be recognized on the exchange of the Chardan common stock held by Chardan"s stockholders for stock of Agritech, provided no holder of Chardan common stock owns 5% or more of the stock of Agritech following the Redomestication Merger.

      (B) The federal tax basis of the shares of Agritech received by the holder of Chardan common stock in the merger will be the same as the adjusted tax basis of such Chardan common stock surrendered in exchange therefore.

      (C) The holding period of the shares of Agritech received in the Redomestication Merger by the holder of Chardan common stock will include the period during which such Chardan common stock was held as a capital asset on the date of the Redomestication Merger.

Chardan China Acquisition Corp.
Page 6
August 4, 2005


      In connection with the above opinion, we hereby consent to the use of our name in the joint Registration Statement of Chardan China Acquisition Corp. and Origin

Chardan China Acquisition Corp.
Page 7
August 4, 2005


Agritech Limited, the prospectus constituting a part thereof and all amendments thereto under the caption "Legal Matters" and the filing of this opinion as an exhibit to the Registration Statement.

                                          Very truly yours,


                                          /s/ Graubard Miller

                                          Graubard Miller
AG:pan